UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-32526

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2015

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Perseon Corporation
Full name of registrant

Former name if applicable

391 Chipeta Way
Address of principal executive office (Street and number)

Salt Lake City, UT 84108
City, state and zip code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 26, 2015, Perseon Corporation (the “Company”) and Galil Medical, Inc. (“Galil”) entered into an agreement and plan of merger (the “Merger Agreement”) pursuant to which the Company agreed to merge with and into a wholly owned subsidiary of Galil through a tender offer and merger (the “Merger”). Throughout the Merger process, the Company advised its shareholders through a current report on Form 8-K and a Schedule 14d-9 and amendments thereto that notwithstanding any cost cutting measures by the Company, if the Merger was not consummated, the Company may not be able to continue operations.  On December 22, 2015, Galil terminated the Merger Agreement because certain conditions to the tender offer and Merger were not performed.  On December 23, 2015, the Company terminated a substantial number of employees in order to materially reduce expenses. Since that time, the Company has been seeking a partner for a potential sale of the Company or its assets, but as of the date hereof no such sale has been consummated. The Company has also considered entering bankruptcy. Accordingly, because of the reduced workforce and the very limited financial resources of the Company, the Company is unable to file its annual report on Form 10-K for the year ended December 31, 2015.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

David Marx	(801) 933-7363
(Name)	(Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    As described above, the Merger Agreement between the Company and Galil was terminated by Galil on December 22, 2015, which caused the Company to terminate a substantial amount of its workforce on December 23, 2015. Since that time the Company has been operating with limited resources and only servicing its existing customers. Accordingly, the financial condition and results for the year ended December 31, 2015 are materially different than as reported for the year ended December 31, 2014.

    For the year ended December 31, 2015, the Company had total revenues of $3,307,574.  Excluding $465,840 of revenue recognized from an operation that was divested in the second quarter of 2015, the fiscal year 2015 revenue associated with the Company’s existing microwave ablation business was $2,841,734, a 35.5% increase as compared to total revenues of $2,096,993 for the Company’s microwave ablation business for the 12 month period ended December 31, 2014.

    For the year ended December 31, 2015, the Company had a net loss of $10,240,459 a 43% increase as compared to the net loss of $7,142,832 for the year ended August 31, 2014.

    In addition, as announced on March 31, 2016, the Company is continuing to examine all strategic options, including a sale of the Company or its assets, bankruptcy, and a pre-packaged sale of the Company’s assets in bankruptcy, although the Company currently sees bankruptcy and a sale of the Company's assets in bankruptcy as options of last resort.

Perseon Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2016	PERSEON CORPORATION

	By:	/s/ Clinton E. Carnell, Jr.
Clinton E. Carnell, Jr. President and Chief Executive Officer